Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

Questions and Answers as a Result of Merger Agreement

Sharesave

The merger looks like great news for Virgin Media as a company, but I (like all the employees in the current Sharesave I imagine) wanted a bit more detail on the opportunity to buy equivalent shares in the new company. Would this be at today’s rate or at a rate more like when we committed to purchase back in 2010 (and 2011)? Virgin Media, as a result of the hard work we have all put in, has seen significant increases in share price over the last few years and we were all looking forward to a nice “reward” in November. Would a new offer, if allowed, show us a profit possibility in November of the same sort of magnitude?

i.e. 2010 Sharesave offer was £11.10

Virgin Media Share price last week was around £25 (before the Liberty Global announcement).

This would have seen a return of more than double the investment! That’s a lot of unhappy people, who just happen to work for the company responsible it? I know the Board have had a great influence in the direction, and hence the share price, of the company, but surely the work and loyalty of the staff who trusted in them and invested in the Sharesave should also be given the chance to be rewarded?

For Sharesave, we hope to be able to convert your Virgin Media share options into equivalent approved options over shares in the new, combined company: this is however subject to HMRC approval. If we get approval, the 2010 and 2011 Sharesaves will continue, with the options converting to options over the new shares. This is the best answer for employees as it preserves the favourable tax treatment on maturity too (no income tax to pay but possibly some capital gains tax). The exercise price of the rolled over options will not be reset at the merger date, Rather, a formula will be applied to make sure that the number of shares in your option and the exercise price remains the same economically.

Liberty Global have agreed that our upcoming 2013 Sharesave invitation can continue, which includes a 20% discount on the market share price at the time of the invitation.

Myself and many others have a bit of a worry about the sharesave scheme, the following is posted.

“For Sharesave, we hope to be able to convert your Virgin Media share options into equivalent approved options over shares in the new, combined company: this is however subject to HMRC approval. If we get approval, the 2010 and 2011 Sharesaves will continue, with the options converting to the new shares. If we don’t get approval to convert the scheme in this way, or you don’t want to invest in the new company, you can at any point choose to withdraw the money you have saved in any of our Sharesave schemes.”

My take on this is if HMRC do not approve then we stand to lose quite a bit of money. Yes we will get what we put in back but at today’s share price when the time comes to sell I would have stood to almost triple my return, now it seems I am just going to get my money back. How likely are HMRC to approve this and when will we know?

For Sharesave, we hope to be able to convert your Virgin Media share options into equivalent approved options over shares in the new, combined company: this is however subject to

HMRC approval. If we get approval, the 2010 and 2011 Sharesaves will continue, with the options converting to options over the new shares. This is the best answer for employees as it would preserve the favourable tax treatment on maturity too (no income tax to pay but possibly some capital gains tax).

We obviously cannot confirm this until we have HMRC approval and in order to give their approval HMRC need to see the precise proposal and review and bless it. Setting it out in the detail they require takes time as does their review. Initial high level conversations have indicated a strong likelihood that this will be successful though and we’ll let you know as soon as it is confirmed. HMRC’s standards commit to a response (but not necessarily an answer) within 30 days and we’ll obviously be doing all we can to get an answer promptly.

In the hopefully unlikely situation that we do not get HMRC’s approval, you would still get some benefit from the option with the share price well above the exercise price but you might have to pay income tax on any gains.

Firstly I think this is a huge step forward for Virgin Media, and I for one am not worried at all about this deal with Liberty Global, I think Its great new’s.

I had a look through all the info but im still slightly unsure on how this affects my 2009 Sharesave.

I have bought my shares and have kept hold of them instead of selling when most people did in November, Im actually enjoying being a shareholder and I feel more connected to the company, and I feel more engaged.

The news I could find said :

I haven’t exercised my options from the 2009 Sharesave scheme yet. What do I do?
You should still exercise your options as normal, within the remaining windows.

Im not sure I understand this, I have no clue on weather I should be selling now whilst I can until the deal goes through in a few months or, if I keep hold of them they will simply convert from a Virgin Media share to a Liberty Global share?

You are no longer a 2009 Sharesave option holder, you are now a shareholder. It really is now an investment decision as to whether and when you sell your shares. If you continue to hold your shares then, on completion, you will receive the same in exchange for your Virgin Media shares as other shareholders (which is a mixture of cash and Liberty Global shares). Information will be sent to shareholders about this and their voting rights on the proposed transaction shortly.

Feel a bit bad for those people who did not go for the Shareshave scheme but have worked very hard over the last few years to get VM to where it is today. Really feel that there may be a negative vibe between employees who are in the shareshave and those that are not! I think that there should be something for everyone who is currently employed by VM, so how about giving everyone a little something depending on how many years they have been employed as a good will gesture? I would propose some shares for everyone for free and then some extra cash on top of their bonus, depending on their length of service.

Our Sharesaves have been offered regularly for several years and offer all employees a risk free way to participate in the success of the Company and we’re obviously delighted that so many have been able to benefit in this way. Employees are also able to buy our shares as ordinary investors, subject to trading windows and our insider trading policy. Liberty Global have evaluated Virgin Media on the basis of our current strategic and financial plans (including our budgets for employee bonuses and incentives) and agreed a price on that basis. Liberty Global have agreed that our 2013 Sharesave invitation can continue.

Can I please get some added clarity on the payout of Sharesave this year?

Before today I understood the price I bought shares at and therefore as the shareprice went up I would get the extra on top of what I had paid in. What happens now? Do I get the payout of the increase to the $46 closing price before buy out or if they convert, do I get the increase to $65+ from Liberty Global price?

Is there a risk I will only get back what I put in?

Assuming you’re asking about the 2010 Sharesave that is due to mature in November then what you might get will depend on a few things including the performance of our and Liberty Global’s share price between now and then.

Assuming the deal completes and HMRC approve that we can rollover the Sharesaves into approved options over Liberty Global shares then the Liberty Global price is now the more important share price.

Since share prices can go down as well as up, there is always the risk with Sharesave that you might only get your savings back but Liberty Global’s share price would have to go down quite a long way for this to happen.

Assuming approved rollover applies a simple conversion example would be:

Suppose you have 100 options over Company A shares at an exercise price of $5 (so it would cost you £500 to buy shares). Company B buys Company A exchanging 1 share in Company A for 2 shares in Company B. Your option would convert into 200 options over Company B shares at an exercise of $2.50 each (so it will still cost you £500 to buy shares). What you’d get when you exercise your option and sell your shares would depend on the Company B share price at that time.

Unfortunately life is never that simple and the way our options will convert is effectively as if every 100 Virgin Media options will convert into options over 41 Class A Liberty Global shares and 30 Class C Liberty Global shares. Here is an example:

You have an option over 100 Virgin Media shares at £11.10 per share. The consideration paid to shareholders on the merger is worth about $47. Using an exchange rate of $1.60 to £1, that is about £29.38 per share. So you have a potential gross gain of £1,828 (being 100 x (29.38 — 11.10)).

When your option is converted into an option over Liberty Global shares, you will have an option over 41 Class A shares and 30 Class C shares. Assuming the exchange rate is the same at the time of close your exercise price for the Class A Liberty Global shares will be $26.38 and for the Class C Liberty Global shares it will be $22.38.

Using yesterday’s closing price for Liberty Global shares (which was $68.07 for Class A shares and $62.68 for Class C shares) then the potential gross gain on your 100 shares would be £1,824 which is {[(41 x (68.07 - 26.38)) + (30 x (62.68 - 22.38))]/1.60}.

The number of shares in your option and the exercise price will remain the same economically, but the gain you will make when your option matures will depend on the performance of the Liberty Global share price.

Ultimately, what you might receive depends on a number of things, including whether the deal completes, whether we obtain HMRC approval, share prices and exchange rates. As we know more we will update people.

Is there any information on how this news will affect employees with sharesave if it does.

Question already answered

I joined the very first sharesave scheme we had in 2008. When this matured I decided to purchase shares and have kept them since.

What I’m interested to know if you can advise is where this leaves me and what my potential options are. Also if I wanted to could I sell these shares now or is there going to be an embargo on any share trading while the merger goes on?

You are now a shareholder. It really is now an investment decision as to whether and when you sell your shares. If you continue to hold your shares then, on completion, you will receive the same in exchange for your Virgin Media shares as other shareholders (which is a mixture of cash and Liberty Global shares). Information will be sent to shareholders about this and their voting rights on the proposed transaction shortly.

As an employee you may not sell your shares in a closed period but you may do so in open periods, subject to our policy on Insider Trading. There is no “embargo” between now and completion and as the proposed merger has been publicly announced it is not insider information.

Partnership Plan

Can you give me an clearer explanation on what will happen to my partnership plan shares?

As you have already invested in our Partnership Plan, launched in 2012, you already own Virgin Media shares.

As a Virgin Media shareholder at the time of the merger, the portion of the ‘consideration’ that is being paid to shareholders as a cash payment will be paid to you. This will be subject to income tax and National Insurance through Pay As You Earn. The remainder of the ‘consideration’ will be in the form of shares in Liberty Global and, subject to HMRC agreement, these will remain in the trust (unless you choose to remove or sell them) and the Partnership Plan trust will remain in place for a further five years, allowing you to benefit from the income tax and National Insurance savings that arise after that period of time.

Pensions

After a merger with Liberty Global, what will happen to the Virgin Media Pension Scheme?

None of our Virgin Media benefits, including our Virgin Media Pension Plan with Fidelity, pension are affected by the merger.

Will my pension provider change under the merger to a new scheme?

None of our Virgin Media benefits, including our Virgin Media Pension Plan with Fidelity, pension are affected by the merger.

Field

Could you please advise me whether Senior Field Engineers are still being proposed as per the Aspire trial for Field Engineers?

Yes we still intend to implement Networks and Business Aspire and there will be an opportunity to progress to Senior Engineer.  The trial has been extended until the end of March 2013 to give us the opportunity to refine the framework and iron out issues causing concern. We will continue to work with your VOICE representatives on this.

Jobs

I would like to know when Liberty Global and Virgin Media merge at what point after will employees know if their job is at risk of redundancy. I would like to know the timeframe.

Firstly, as we noted Liberty Global does not have an operating presence in the UK, so we do not believe that significant restructuring of our operations will be required. There may, however, be some duplication of — mainly corporate — roles. We don’t at this point know how many people this will involve or what any timeline might look like but, as soon as we do, we’ll work through any implications for the people concerned in the normal way.

Some legal notes

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”,

“intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.